[DGS Letterhead]
March 30, 2009
Via EDGAR and FedEx
Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Pure Cycle Corporation
Form 10-K for Fiscal Year Ended August 31, 2008
Filed November 14, 2008
Form 10-Q for the Quarterly Period Ended November 30, 2008
Filed January 9, 2009
Definitive Proxy Statement on Schedule 14A
Filed December 12, 2008
File No. 0-08814
Dear Mr. Owings:
Set forth below is additional information concerning the responses of Pure Cycle Corporation (the “Company”) to the comments of the Staff of the Division of Corporate Finance, which were delivered in your letter dated March 13, 2009, regarding the Company’s Form 10-K for the fiscal year ended August 31, 2008 filed November 14, 2008, the Company’s Form 10-Q for the quarterly period ended November 30, 2008 filed on January 9, 2009 and the Company’s definitive Proxy Statement on Schedule 14A filed on December 12, 2008.
The Company has acknowledged that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company is providing additional information to Staff’s comment No. 4 which is set forth in bold below, followed by the response on behalf of the Company.
4.
Based on your current disclosures, and given your history of operating losses and cash used by operating activities, it is unclear to us how you determined that your investments in water and water systems assets were not impaired at August 31, 2008. To assist us in understanding this matter, please respond to the following comments, separately addressing each water asset group seen in Note 3 to your financial statements in your response:

•
Please tell us when you last performed an impairment test under SFAS 144. If you did not perform an impairment test in either fiscal 2008 or thus far in fiscal 2009, please provide us with a detailed explanation of how you determined such testing was not required based on the guidance in paragraph 8 of SFAS 144. In this regard, we assume that your history of operating and cash flow losses, along with recent negative developments such as the Sky Ranch developer’s bankruptcy filing and the withdrawal of the Lowry Range developer, would indicate that regular impairment testing was needed to support any assumption of recoverability of your water assets.

March 30, 2009

•
Please provide us with copies of your fiscal 2008 and 2009 impairment tests for your water assets. Your response should include a narrative explanation of the significant assumptions used in your analysis and why you believe your assumptions are reasonable, including any assumptions of additional development of land or creation of new customers beyond what currently exists and the expected timing of these future events. In this regard, we read in Note 3 that that Arkansas River water, Paradise water supply and Sky Ranch water supply assets have not yet been placed into service. You should also specifically address the impact of the Sky Ranch developer’s bankruptcy filing and the withdrawal of the Lowry Range developer, if any, on your analysis.

•	Please explain to us whether and how you have changed the assumptions used in your impairment tests during the periods covered by your Form 10-K and thus far in fiscal 2009.

•
Please ensure that you address the recoverability of your water assets in your critical accounting policies, including explaining the significant assumptions underlying your expectation of recoverability and the sensitivity of such assumptions to change. Given that your water assets comprised 94% of your total assets at August 31, 2008, we believe it is vital that you clearly explain to your investors the uncertainties and assumptions associated with the recoverability of these assets.

Company’s additional response:
The Company’s latest impairment analysis was performed as of August 31, 2008, and has been provided to the Staff supplementally under separate cover subject to a Freedom of Information Confidential Treatment Request pursuant to Commission Rule 200.83.
If you have any comments or questions regarding this letter, please call the undersigned at 303-892-7314.

Very truly yours,
/s/ Wanda J. Abel

Wanda J. Abel for Davis Graham & Stubbs LLP

cc:	Mark W. Harding, Pure Cycle Corporation Michael F. Filkoski, GHP Horwath P.C.